Exhibit 99.1

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS ORDINARY GENERAL MEETING OF SHAREHOLDERS APPROVES DIVIDEND DISTRIBUTION

ATHENS, April 3, 2003 — STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the Ordinary General Meeting of the company’s shareholders held yesterday, approved the Board of Directors’ proposal for the distribution of dividends for the year ended December 31, 2002.

According to the relevant decision of the Ordinary General Meeting, the net cash dividend per share for the 2002 financial year will be € 0.10. Registered holders of STET Hellas shares on April 15, 2003 will be entitled to the dividend payment. The dividend payment date has been set to May 30, 2003.

Dividends to holders of ADR’s will be distributed in accordance with the provisions of the Depository Agreement between STET Hellas and the Bank of New York and dividends to holders of DDR’s will be distributed in accordance with the provisions of the Depositary Agreement between STET Hellas and N.V. Algemeen Nederlands Trustkantoor (ANT).

“We are in the pleasant position to once more distribute dividends this year — up 11.1% from last year, allowing our shareholders to partake in STET Hellas’ success of 2002,” said Mr. Nikolaos Varsakis, Managing Director and Chief Executive Officer of STET Hellas. “Having proven its effectiveness, we are confident that our strategy of profitable growth and long-term profitability improvement will continue building value for our shareholders in the years to come.”

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Investor Relations: Rania Bilalaki Tel: +30 210 615 8585 ir@telestet.gr www.telestet.gr/en/ir.cfm	STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.5 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges